

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

January 8, 2010

Steven M. Gluckstern
Chairman, President, Chief Executive Officer and Chief Financial Officer
Ivivi Technologies, Inc.
224 Pegasus Avenue
Northvale, NJ 07647

> **Re:** **Ivivi Technologies, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed December 29, 2009**
> **File No. 001-33088**

Dear Mr. Gluckstern:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Interests of Certain Persons, page 5

1. Please clarify your statement that the "amount to be funded into escrow exceeds the Purchase Price under the Asset Purchase Agreement." It is unclear how the escrow amount would exceed the amount of the Emigrant debt, which debt is only a portion of the purchase price.

2.   We note your disclosure on page 5 that you expect to utilize a portion of the assets to repay up to $70,000 of deferrals owed to Messrs. Saloff and DiMino. Please revise to disclose the amounts that you expect to pay to each individual.

3.   We note your disclosure that you intend to provide engineering, regulatory and technology services on a contract basis at cost to the purchaser of your assets. With a view toward clarified disclosure, please tell us which section of which document that you have filed on Edgar obligates the purchaser of your assets to purchase those services.

4.   Please briefly highlight the amount that ADM received and will receive under the terms of the contract. Also clarify in this section your officer's interest in ADM.

Background, page 21

5.   Please expand your disclosure in response to prior comment 1 to disclose the amount of your business that was derived from Allergan.

New Jersey Tax Credit Program, page 26

6.   Please disclose whether the tax credits relate to fiscal year 2009 or some other period. Please also disclose whether you hold any additional tax credits resulting from net operating losses attributable to other periods.

Litigation Related to the Transactions…, page 49

7.   We note your disclosure that the settlement will result in dismissal of "transaction-related claims." Please clarify which claims are not transaction-related and will remain after the settlement. Also provide us a copy of any agreements or court filings related to the settlement, including any memoranda of understanding.

Liquidation Analysis and Estimates, page 67

8.   We note the deletion of the dollar amount from this section. Please revise your disclosure that you will have "very limited assets" to clarify the amount of your assets following the transaction. If you are no longer able to provide disclosure in quantitative terms, please revise your disclosure to explain the reasons for your uncertainty.

9.   Please revise to disclose whether and how you considered the potential receipt of the tax credits described on page 26 and the settlement of the litigation described on page 49 in deriving your asset and liability estimates. If you did not consider these potential events in deriving your estimates and you believe they could have a material impact, please disclose.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact at Kevin Kuhar at (202) 551-3662 or Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Steven M. Skolnick, Esq.